August 8, 2018

William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer
Kingsway Financial Services Inc.
45 St. Clair Avenue West, Suite 400
Toronto, Ontario M4V 1K9
Canada

       Re: Kingsway Financial Services Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 16, 2018
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 14, 2018
           File No. 001-15204

Dear Mr. Hickey:

        We have reviewed your July 12, 2018 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 27, 2018 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to Consolidated Financial Statements
Note 12: Revenue From Contracts with Customers, page 19

1. We acknowledge your response to prior comment 3 and your May 23, 2018 response to comment 6 from our April 25, 2018 letter. Regarding your accounting for revenue under your IWS vehicle service agreements please address the following, referencing the authoritative literature you relied upon to support your accounting under ASC 606:
 William A. Hickey, Jr.
Kingsway Financial Services Inc.
August 8, 2018
Page 2

             Tell us how you determined that the sale of vehicle services agreements resulting in the administrative fees upon sale are separate and distinct from the performance obligation to administer future claims.
             Tell us how you allocate transaction price between the administrative fees from the sale of these agreements and the fees to administer future claims.
2. We acknowledge your response to prior comment 5. Regarding your response to the second bullet of that comment, your disclosure indicates that, separate from the commission, there appear to be two components of the PWSC's contracts that you treat as separate performance obligations under ASC 606; a Homebuilder warranty administrative fee and a Homebuilder warranty service fee. Please address the following, referencing the authoritative literature you relied upon to support your accounting under ASC 606:
           Tell us how you determined that the administrative fee is separate and distinct from the service fee.
           Tell us how you allocate transaction price between the administrative fee from the sale of these agreements and the fees to administer future claims.
        You may contact Mark Brunhofer at (202) 551-3638 or Jim Rosenberg at
(202) 551-
3679 if you have any questions.



FirstName LastNameWilliam A. Hickey, Jr.                      Sincerely,
Comapany NameKingsway Financial Services Inc.
                                                              Division of
Corporation Finance
August 8, 2018 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName